UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Incara Pharmaceuticals Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45324E103 (CUSIP Number)

July 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James D. Crapo

2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 947,955 6. Shared Voting Power 0 7. Sole Dispositive Power 947,955 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 947,955

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer: INCARA PHARMACEUTICALS CORPORATION

1(b)	Address of Issuer’s Principal Executive Offices:

79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, P.O. Box 14287, Research Triangle Park, NC 27709-4287

Item 2(a)	Name of Person Filing:

James D. Crapo

Item 2(b)	Address of Principal Business Office:

National Jewish Medical & Research Center, Department of Medicine, 1400 Jackson St., Denver, CO 80206

Item 2(c)	Citizenship:

United States

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number: 45324E103

Item 3	Filing pursuant to Rules 13d-1(b) or 13d-2(b):

Not Applicable.

Item 4	Ownership:

(a) Amount beneficially owned:

Dr. Crapo beneficially owns an aggregate of 947,955 shares of the Issuer’s Common Stock, which includes (i) 791,955 shares owned by Dr. Crapo and (ii) 156,000 shares issuable upon exercise of options held by Dr. Crapo.

(b) Percent of Class:

6.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 947,955

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 947,955

(iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2003
Date

By:	/s/ JAMES D. CRAPO
James D. Crapo